UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of March 2018

Commission File 001 — 33175

Vedanta Limited

(Exact name of registrant as specified in the charter)

1st Floor, ‘C’ wing, Unit 103,

Corporate Avenue, Atul Projects,

Chakala, Andheri (East),

Mumbai-400 093

Maharashtra, India

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Table of Contents

The Board of Directors of the Company at their meeting held today, have considered and approved the following:

1.	The First Interim Dividend of Rs. 21.20 per equity share i.e. 2120% on face value of Re. 1/- per equity share for the financial year 2017-18;

2.	Dividend @ 7.5% p.a. on the redeemable preference shares of face value of Rs. 10/- per preference share as per their terms of issuance. These preference shares were issued on April 28, 2017 and dividend is payable uptil the end of financial year i.e. March 31, 2018.

3.	As informed earlier, the Record date for the purpose of payment of the First Interim Dividend to equity shareholders and Dividend to Preference shareholders is Wednesday, March 21, 2018. A press release to the effect is attached herewith.

4.	The appointment of Mr. U.K. Sinha (DIN: 00010336) as an Additional Non-Executive Independent Director on the Board of the Company for a fixed term effective from close of business hours on March 13, 2018 till August 10, 2021 (on recommendation of the Nomination and Remuneration Committee) to hold office till the ensuing Annual General Meeting of the Company. A Press release made by the Company in this regard is attached herewith. The press release shall also be considered as compliance of Regulation 30 of the Securities and Exchange Board of India (Listing Obligations and Disclosure Requirements) Regulations, 2015.

Further kindly note that Mr. Sinha is not related inter-se in terms of Section 2(77) of the Companies Act, 2013 read with Rule 4 of The Companies (Specification of definition details) Rules, 2014 with any of the Directors of the Company.

A press release to the effect is attached herewith.

We request you to kindly take the above information on record.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 13, 2018

VEDANTA LIMITED

By:	/s/ GR Arun Kumar
Name:	GR Arun Kumar
Title:	Whole Time Director & Chief Financial Officer

PRESS RELEASE

March 13, 2018

Vedanta declares Record Equity Interim Dividend of Rs. 7,881 Crore

The Board of Directors of the Company, in the meeting held on March 13, 2018, have approved Interim Dividend of Rs. 21.20 per equity share i.e. 2120% on face value of Re .1/- per share for the Financial Year 2017-18. The record date for the purpose of payment of dividend is March 21, 2018. The total payout is Rs. 7,881 Crore, being the highest ever dividend payout by the Company in a financial year. This represents a dividend yield of c.7.20% based on the average share price of the company year to date.

Further, the Board has also approved the Dividend @ 7.5% p.a. for Financial Year 2017-18 on Preference Shares of Rs. 3,010 Crore issued and allotted on April 28, 2017 pursuant to the Scheme of Arrangement between the shareholders and creditors of Vedanta Limited and Cairn India Limited (“Scheme”). The record date for the purpose of payment of dividend to the preference shareholders is March 21, 2018.

The total amount of Dividend Payout to both its equity and preference shareholders is Rs. 8,091 Crore.

PRESS RELEASE

March 13, 2018

SEBI’s former Chairman, U.K. Sinha joins Vedanta Limited Board

Vedanta Limited announced that the Board of Directors in their meeting held on March 13, 2018 approved the appointment of Mr. U.K. Sinha as a Non-Executive Independent Director with effect from close of business hours on March 13, 2018.

Mr. Sinha who has earlier served as the Chairman of Securities and Exchange Board of India (SEBI) from February 2011 to March 1, 2017 has been instrumental in bringing about key capital market reforms. Under his leadership, SEBI introduced significant regulatory amendments to the various acts enhancing corporate governance and disclosure norms. Prior to SEBI, he was the Chairman & MD of UTI Asset Management Company Pvt. Ltd. and has also worked for Department of Economic Affairs at Ministry of Finance.

Speaking on the development, Mr. Navin Agarwal, Chairman Vedanta Limited, said, “We warmly welcome Mr. UK Sinha on the Board. Mr. Sinha is an architect of strong regulatory regime for India’s capital markets. As a corporate with highest standards of corporate governance and ethics, we believe, this will be a befitting association.”

Mr. U.K. Sinha said “In the current environment, with greater emphasis on disclosure and governance for corporate India, I am glad to contribute to Vedanta Limited achieving greater levels in its corporate governance practices”

Vedanta Limited is a diversified natural resources company, whose business primarily involves producing oil & gas, zinc - lead - silver, aluminium, copper, iron ore and commercial power. It has a portfolio of world-class, low-cost, scalable assets.

Vedanta Limited is listed on the Bombay Stock Exchange and the National Stock Exchange in India. The company is in the Nifty 50 Index and has ADRs listed on the New York Stock Exchange.